NEWS RELEASE

New York - AG	July 30, 2024

Toronto - AG

Frankfurt - FMV

First Majestic Announces New High-Grade Gold and Silver Discovery at Santa Elena

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property in Sonora, Mexico. This new high-grade discovery, the Navidad vein system ("Navidad"), was made at depth adjacent to the Company's 100%-owned and currently producing Ermitaño mine.

"We are very excited about the new high-grade gold and silver system, Navidad; this is the most promising discovery at the Santa Elena property since Ermitaño was discovered in 2016. Four drill rigs are currently focused on this area, which appears to have the potential to expand as it is open in all directions", stated Keith Neumeyer, President & CEO of First Majestic. "The proximity of this new discovery to the producing Ermitaño mine is important from an operational standpoint, and very encouraging for the prospects of continued exploration success across the underexplored, +100,000-hectare Santa Elena land package. We believe that Navidad has the potential to significantly increase Santa Elena's estimated Mineral Resources and, ultimately, extend the Life of Mine at this operation."

DRILLING HIGHLIGHTS

The high-grade, mineralized composite sample intervals from the six drillholes intersecting the Navidad vein system are as follows:

Drilling Highlights for the Navidad Vein System:

  EW-24-364: 8.15 g/t Au and 427 g/t Ag over 4.78 metres ("m") true thickness (Navidad Vein)
  EW-24-370: 10.13 g/t Au and 86 g/t Ag over 4.42 m true thickness (Navidad Vein)
  EW-24-370: 5.65 g/t Au and 46 g/t Ag over 5.75 m true thickness
  EW-24-368: 54.93 g/t Au and 399 g/t Ag over 1.82 m true thickness (Navidad Vein)
  EW-23-359: 3.27 g/t Au and 39 g/t Ag over 2.46 m true thickness (Navidad Vein)
  EW-23-360: 5.83 g/t Au and 146 g/t Ag over 1.53 m true thickness
  EW-23-360: 4.75 g/t Au and 68 g/t Ag over 1.91 m true thickness
  EW-23-360: 4.06 g/t Au and 77 g/t Ag over 2.09 m true thickness
  EW-23-360: 3.48 g/t Au and 74 g/t Ag over 2.39 m true thickness (Navidad Vein)
  EW-24-366: 1.40 g/t Au and 124 g/t Ag over 2.85 m true thickness (Navidad Vein)

An exploratory program of deep drill holes tested favourable host rocks located at depth and to the west of a regional fault that extends to the west side of the resource deposit for the Ermitaño mine. The drilling intersected a set of quartz veins with visible silver sulfides and banded quartz textures locally; the most prominent vein intersected has been named Navidad. An additional mineralized vein located in the Navidad vein hanging wall ("HW vein") was also intersected along with quartz stockwork and sheeted veins, representing a geologic configuration similar to the Ermitaño vein system.

To date, seven drill holes have been completed to test the Navidad discovery; six of these holes intersected significant vein-hosted gold and silver mineralization. The closest drill hole intercept to the Ermitaño mine is located approximately 500 m southwest and 750 m below existing mine development (See Figure 1 and Figure 2).

The Navidad vein system has an apparent strike to the northeast and dips at a moderate to low angle to the northwest. The intersections from the six drill holes currently outline vein-hosted gold and silver mineralization with an apparent strike length continuity of 750 m and a dip continuity of 225 m (minimum distances between drill hole intersections). The average thickness of the Navidad vein ranges from 1.8 to 5.0 m and adjacent vein thickness ranges from 1.5 to 6 m (See Figure 3).

The last two drill holes to intersect the Navidad system, EW-24-368 and EW-24-370, are spaced 750 m apart and produced the two highest grade vein intercepts to date. Drill hole EW-24-368 intersected the Navidad vein and yielded 54.93 g/t Au and 399 g/t Ag over 1.82 m (true thickness). Drill hole EW-24-370 intersected two, thick, banded quartz veins, the Navidad vein and the HW vein, with high-grade gold and silver mineralization spaced 190 m apart downhole. These two vein intersections yielded 5.65 g/t Au and 46 g/t Ag over 5.75 m and 10.13 g/t Au and 86 g/t Ag over 4.42 m (true thickness).

The full extent and geometry of the Navidad gold and silver vein system are not yet known, and the exploration potential is open in all directions. Additional drill rigs have been reassigned to explore the extent and grade of the Navidad mineralization during 2024.

Figure 1: Plan view location of the Navidad vein system to the southwest of the Ermitaño Mine. Exploration drill holes are displayed with vein intersections as points. Full Projection.

Figure 2: Vertical section location of the Navidad vein system looking southeast. Drill holes are displayed with vein intersections as points. Section influence is 1,300 m.

Figure 3: Vertical long section of the Navidad vein looking southeast. Drill hole metres are in true thickness and the colors represent modeled thickness of vein hosted mineralization. Vein intersections shown as discs for both the Navidad and the HW veins. Section influence is 500 m.

Table 1: Summary of significant gold and silver drill hole intercepts of the Navidad vein system.

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EW-23-359	Navidad Vein	Resource addition	1349.70	1352.25	2.46	3.27	39	301
EW-23-360	HW vein	Resource addition	1234.95	1236.95	1.53	5.83	146	612
EW-23-360	HW vein	Resource addition	1249.50	1251.70	1.91	4.75	68	448
EW-23-360	HW vein	Resource addition	1255.30	1257.85	2.09	4.06	77	402
EW-23-360	Navidad Vein	Resource addition	1263.25	1265.65	2.39	3.48	74	353
EW-24-364	Navidad Vein	Resource addition	1104.35	1109.30	4.78	8.15	427	1079
EW-24-364	Include 1	Resource addition	1104.35	1106.45	2.03	15.67	263	1517
EW-24-364	Include 2	Resource addition	1108.30	1109.30	0.97	1.06	1181	1266
EW-24-366	Navidad Vein	Resource addition	1313.00	1316.15	2.85	1.40	124	236
EW-24-368	Navidad Vein	Resource addition	1140.75	1142.6	1.82	54.93	399	4794
EW-24-368	Include 1	Resource addition	1140.75	1141.8	1.03	75.6	558	6606
EW-24-368	Include 2	Resource addition	1141.8	1142.6	0.79	27.8	191	2415
EW-24-370	HW vein	Resource addition	961.05	961.60	5.75	5.65	46	498
EW-24-370	Navidad vein	Resource addition	1158.10	1162.80	4.42	10.13	86	896
EW-24-370	Include 1	Resource addition	1158.80	1159.35	0.52	10.90	35	907
EW-24-370	Include 2	Resource addition	1159.80	1160.30	0.47	26.50	287	2407
EW-24-370	Include 3	Resource addition	1161.40	1162.10	0.66	21.10	178	1866

Notes:

  All holes are Diamond Drill; AgEq grade = Ag grade (g/t) + [Au grade (g/t)*80].
  From, To and Length are in metres; true width of the intercept is calculated per drill hole and vein angles.
  Gold and silver drill hole intercepts were composited using the length weighted averages of uncapped sample assays, a 190 g/t AgEq minimum grade, and a minimum composite length of 1.0 m (true width). A maximum of 1.0 m below the minimum grade cut-off was allowed as internal dilution.
  Where present, single samples or intercepts with assay results higher than 1000 g/t Ag and/or 10 g/t Au are highlighted as "Include" in each intercept.

First Majestic's drilling programs follow established Quality Assurance / Quality Control ("QA/QC") insertion protocols with standards, blanks, and duplicates introduced into the sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis and the remaining half core is retained on-site for verification and reference purposes or for future metallurgical testing.

Core samples were submitted to the SGS laboratory (ISO/IEC 17025:2017). At SGS, gold is analyzed by 30 g or 50 g fire assay atomic absorption finish (GE-FAA30V5, GE-FAA50V5). Results above 10 g/t gold are analyzed by 30 g or 50 g fire assay gravimetric finish (GO-FAG30V, GO-FAG50V). Silver is analyzed by 3-acid digest atomic absorption finish (GE-AAS33E50). Results above 100 g/t silver are analyzed by 30 g or 50 g fire assay gravimetric finish (GO-FAG37V, GO-FAG57V).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSON

Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com. You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill hole location, sample type, azimuth, dip and total depth.

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
EW-23-359	583102	3319903	886.31	185.92	-49.57	1413	Core
EW-23-360	583103	3319903	886.31	175.57	-53.26	1305	Core
EW-24-364	583221	3319713	869.69	175.31	-48.79	1200	Core
EW-24-366	582914	3319500	916.55	179.67	-53.28	1425	Core
EW-24-368	582891	3319426	914.92	181.56	-45.72	1480	Core
EW-24-370	583223	3319713	869.86	161.72	-56.53	1230	Core

Notes:

  All collar coordinates are determined using a differential global positioning system (GPS) after hole completion with WGS84, Zone 12 (metres) as the reference system.